                                                                      Exhibit 12
                                   Conectiv

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)


                                     12 Months
                                       Ended                               Year Ended December 31,
                                    September 30,  -------------------------------------------------------------------------
                                        2000           1999           1998           1997           1996           1995
                                   --------------  -------------  -------------  -------------  -------------  -------------
Income before extraordinary item    $   153,799       $113,578      $153,201        $101,218       $107,251       $107,546
                                   --------------  -------------  -------------  -------------  -------------  -------------
Income taxes                            124,884        105,816       105,817          72,155         78,340         75,540
                                   --------------  -------------  -------------  -------------  -------------  -------------

Fixed charges:
    Interest on long-term debt
       including amortization of
       discount, premium and
       expense                          165,922        149,732       133,796          78,350         69,329         65,572
    Other interest                       55,703         37,743        26,199          12,835         12,516         10,353
    Preferred dividend require-
       ments of subsidiaries             20,319         19,894        17,871          10,178         10,326          9,942
                                   --------------  -------------  -------------  -------------  -------------  -------------
       Total fixed charges              241,944        207,369       177,866         101,363         92,171         85,867
                                   --------------  -------------  -------------  -------------  -------------  -------------

Nonutility capitalized interest          (6,441)        (3,264)       (1,444)           (208)          (311)          (304)
                                   --------------  -------------  -------------  -------------  -------------  -------------

Earnings before extraordinary
   item, income taxes, and
   fixed charges                      $ 514,186       $423,499      $435,440        $274,528       $277,451       $268,649
                                   =============   =============  =============  =============  =============  =============

Total fixed charges shown above       $ 241,944       $207,369      $177,866        $101,363       $ 92,171       $ 85,867
Increase preferred stock dividend
   requirements of subsidiaries to
   a pre-tax amount                       5,693          6,123         4,901           3,065          6,025          6,243
                                   --------------  -------------  -------------  -------------  -------------  -------------
Fixed charges for ratio
   computation                        $ 247,637       $213,492      $182,767        $104,428       $ 98,196       $ 92,110
                                   =============   =============  =============  =============  =============  =============
Ratio of earnings to fixed charges         2.08           1.98          2.38            2.63           2.83           2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges include gross interest expense, the estimated interest component of rentals, and preferred stock dividend requirements of subsidiaries. Preferred stock dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.